SEC File No. 000-08187
  CUSIP No. 643611-10-6

 UNITED STATES

     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

      FORM 12b-25

     NOTIFICATION OF LATE FILING

(Check One):      ☒Form 10-K  ☐ Form 20-F  ☐ Form 11-K Form 10-Q  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

New Concept Energy, Inc.
Full Name of Registrant

Former Name if Applicable

1755 Wittington Place, Suite 340
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75234
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New Concept Energy, Inc. is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008, without unreasonable effort and expense due to the late receipt of information required from consolidated subsidiaries and the Company’s Annual Report of Oil and Gas Reserves. The Company has engaged a third party petroleum engineering consultant to prepare its Annual Report of Oil and Gas Reserves and the report will not be completed before required filing date of the Form 10-K.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Gene S. Bertcher
(Name)

972 407-8403
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒YES   ☐NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         ☒  YES   ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the year ended December 31, 2008 is anticipated to be approximately $15 million as compared to $62,000 for the year ended December 31, 2007.

The principal reason for the increase is due to the sale of mineral interests in Arkansas in the second quarter which generated a before tax cash profit of $16.4 million. In 2007 the company had a $750,000 gain on the sale of assets.

Interest income in 2008 increased by $673,000 when compared to 2007. The increase was due in a large part to the interest earned on the cash received in the sale of mineral rights noted above.

Other income increased in 2008 by $322,000 when compared to 2007 due principally to the collection of certain receivables that were previously written off.

Effective September 1, 2008 the Company acquired approximately 20,000 acres of mineral rights in West Virginia along with land, buildings and approximately 120 operating wells generating principally natural gas. The net revenue for the four months ended December 31, 2008 was approximately $672,000.

As described in Part III above, the Company has engaged a third party petroleum engineering consultant to prepare its Annual Reserve Report.  The final report has not been delivered in time to incorporate its results into the Company’s Annual Report Form 10-K.  The impact of the results of the calculation of the Company’s oil and gas reserves as of December 31, 2008 to be reported by the third party petroleum engineering consultant is not determinable at this time, and an estimate of the profit and loss effect compared to the year ended 2007 cannot accurately be determined at this time.

NEW CONCEPT ENERGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2009	By: /s/ Gene S. Bertcher
Gene S. Bertcher, Principal Executive Officer
and Chief Financial Officer